

March 24, 2016

<u>Via E-mail</u>
Patrick Dennis
Chief Executive Officer
Guidance Software, Inc.
224 Airport Parkway, Suite 300
San Jose, CA 95110

> **Re: Guidance Software, Inc.**
> **PREC14A**
> **Filed March 17, 2016**
> **File No. 001-33197**

Dear Mr. Dennis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>PREC14A filed March 17, 2016</u>

<u>General</u>

1.   Consider adding a background section discussing your past contacts with Mr. McCreight leading up to this contested solicitation.

2.   Where you initially reference him, please disclose Mr. McCreight's current and past relationship with the Company, including his status as director.

Information Concerning Solicitation and Voting

Solicitation, page 1

3.   You indicate that proxies may be solicited by certain of your officers, directors and regular employees personally or by telephone, e-mail or otherwise. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

4.   We note your disclosure that regular employees of the company may solicit proxies. Please describe the class or classes of regular employees. See Item 4(b)(2) of Schedule 14A.

Proposal 1 – Election of Directors

The Board Recommends a Vote "For" All Nominees, page 7

5.   Please explain why the Company recently reduced the size of the board of directors from seven to six persons.

Our Board of Directors, page 7

6.   Please identify the dates of Mr. Dennis' tenure at EMC and Oracle Corporation.

Proposal No. 4

Stockholder Proposal to Amend the Company's Fourth Amended and Restated Bylaws to Permit Stockholders to Call Special Meetings of Stockholders, page 31

7.   Please balance your disclosure in this section by discussing the potential benefits to the company and shareholders of this proposal.

8.   Please provide an estimated cost of convening a special meeting.

9.   Please briefly describe the types of situations under which a requesting shareholder calling a special meeting would be ripe for abuse and create many procedural complications, in your view.

Form of Proxy

10.   Please revise to clearly mark the proxy card as preliminary. See Exchange Act Rule 14a-6(e)(1).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have questions or comments please contact Jeff Kauten, Attorney Advisor, at (202) 551-3447 or the undersigned at (202) 551-3263.

                                        Sincerely,

                                        /s/ Christina Chalk

                                        Christina Chalk
                                        Senior Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Julian Kleindorfer, Esq.
        Latham & Watkins LLP